QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(iii)

Contact:	Barbara Bower Derek McClain Trammell Crow Company (214) 863-3000
FOR IMMEDIATE RELEASE

TRAMMELL CROW COMPANY ANNOUNCES PRELIMINARY
RESULTS OF ITS DUTCH AUCTION TENDER OFFER

DALLAS, Texas, October 3, 2004—Trammell Crow Company (TCC: NYSE) announced today the preliminary results of its modified "Dutch Auction" tender offer for outstanding shares of its common stock. The tender offer expired at 12:00 midnight, New York City time, on October 1, 2004.

Based on the preliminary count by Mellon Investor Services LLC, the depositary for the tender offer, approximately 2,399,262 shares of common stock, including approximately 207,171 shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at prices at or below $15.75 per share (including those shares tendered by stockholders who indicated in their letters of transmittal that they were willing to accept the price selected by Trammell Crow Company in accordance with the terms of the tender offer), resulting in no proration of shares in connection with the tender offer. As a result, Trammell Crow Company expects to purchase approximately 2,399,262 shares at a purchase price of $15.75 per share, for a total cost of approximately $37,788,377.

Trammell Crow Company commenced the tender offer on September 3, 2004, when it offered to purchase up to 4,444,444 shares of its outstanding common stock at a price not greater than $15.75 nor less than $13.50 per share. The number of shares tendered and not withdrawn, the purchase price, and the proration factor (or absence thereof) are preliminary and are subject to verification by Mellon Investor Services LLC. The actual number of shares validly tendered and not withdrawn, the purchase price, and the final proration factor, if any, will be announced promptly following completion of the verification process. Promptly after such announcement, Mellon Investor Services LLC will issue payment for the shares validly tendered and accepted for payment and will return all other shares tendered.

The co-dealer managers for the tender offer are Banc of America Securities LLC and Morgan Stanley. Mellon Investor Services LLC is the information agent as well as the depositary. For questions and information, please call the information agent at (888) 566-9477.

Founded in 1948, Trammell Crow Company is one of the largest diversified commercial real estate services companies in the United States. Through its Global Services Group, the company provides building management, brokerage and project management services to both investors in and users of commercial real estate. Development and investment services are provided through the company's Development and Investment Group. In addition to its full service offices located throughout the United States, the company has offices in Canada, Europe, Asia and Latin/South America focused on the delivery of real estate services to corporate customers. The company delivers brokerage services outside the United States through strategic alliances with leading providers—in Europe and Asia, through Savills, plc, a leading property services company based in the United Kingdom; and in Canada, through JJ Barnicke, a leading Canadian real estate services provider. Trammell Crow Company is traded on the New York Stock Exchange under the ticker symbol "TCC" and is located on the Internet at www.trammellcrow.com

QuickLinks

  Exhibit (a)(5)(iii)